EXHIBIT 12.1

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006

Earnings before income taxes	$10,324	$9,243	$9,937	$8,884	$8,208

Add (deduct):

Equity in net loss (earnings) of less than 50% owned affiliates	8	6	64	(100)	(163)

Dividends from less than 50% owned affiliates	—	—	12	100	154

Fixed charges	1,069	1,006	618	359	446

Interest capitalized, net of amortization	1	2	(11)	(8)	(4)

Earnings available for fixed charges	$11,402	$10,257	$10,620	$9,235	$8,641

Fixed charges:

Interest incurred	$976	$920	$543	$280	$378

Portion of rent expense deemed to represent interest factor	93	86	75	79	68

Fixed charges	$1,069	$1,006	$618	$359	$446

Ratio of earnings to fixed charges	10.7	10.2	17.2	25.7	19.4